Octacation Productions Ltd.
#21 Country Hills Gardens NW,
Calgary, AB, Canada, T3K 5A4.
Tel: (403) 369-1072

May 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

Ladies and Gentlemen:

RE:     Octacation Productions Ltd. Request to Withdraw Registration Statement on Form
            S-1 (File No. 333-172985) Filed: March 22, 2011

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Octacation Productions Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-172985), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on March 22, 2011.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.   The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements. The Registrant is seeking withdrawal of the Registration Statement because of management’s belief that private funding may be a better route for the company at this time. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter.  If you have any questions with respect to this matter, please contact myself at (403) 369-1072.

Yours truly,
Octacation Productions Ltd.

By: /s/ Darryl Cozac
      Darryl Cozac
      Chief Executive Officer